1179452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02047267

NO ACT
P.E 7-15-02
132-02382

DIVISION OF
CORPORATION FINANCE

July 25, 2002

Edward D. Eddy, III, Esq.
Sidley Austin Brown & Wood LLP
6 Battery Road
Suite 40-01
Singapore 049909

Act Exchange Act of 1934
Section 13G
Rule 13d-1(b) + Rule 13d-3(d)(3)
Public Availability July 25, 2002

Re: Centre Solutions Limited
Incoming letter dated July 15, 2002

Dear Mr. Eddy:

The Division of Corporation Finance will not recommend enforcement action to the Commission if Centre Solutions and the Foreign Insurance Subsidiaries report beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). Centre Solutions and the Foreign Insurance Subsidiaries may not use Schedule 13G if they acquire the subject securities with the purpose or effect of changing or influencing control of the issuer.

In addition, and in light of the relief addressed in the preceding paragraph, the Division of Corporation Finance will not recommend that the Commission take enforcement action if Centre Solutions and the Foreign Insurance Subsidiaries rely upon Rule 13d-3(d)(3) in connection with equity securities of which they are the pledgees in the ordinary course of their businesses.

The foregoing positions are based on the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of foreign and United States laws governing Centre Solutions and the Foreign Insurance Subsidiaries listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Michele M. Anderson

Michele M. Anderson
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

SIDLEY AUSTIN BROWN & WOOD LLP
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July 15, 2002

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Dennis Garris, Esq., Chief of Office

Re: Request to (a) report on Schedule 13G as qualified institutional investors for purposes of Rule 13d-1(b)(1) and (b) rely upon Rule 13d-3(d)(3) and not be deemed beneficial owners of pledged securities

Ladies and Gentlemen:

We are special counsel to Centre Solutions (Bermuda) Limited, a company incorporated under the laws of Bermuda ("Centre Solutions"),[1] and are writing on its behalf to request assurance that the Division of Corporation Finance (the "Division") will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action if Centre Solutions and certain of its foreign subsidiaries: (a) report beneficial ownership of equity securities of a class which is registered pursuant to Section 12 ("Registered Securities") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by the rules under Section 13(d) of the Exchange Act, as qualified institutional investors on Schedule 13G rather than as passive investors on Schedule 13G or otherwise on Schedule 13D; and (b) rely upon Rule 13d-3(d)(3) and not be

[1] Centre Solutions is an indirect wholly-owned subsidiary of Zurich Financial Services, a company organized under the laws of Switzerland.

deemed the beneficial owners of equity securities of which they are the pledgees in the ordinary course of their businesses, assuming compliance with all the provisions of such rule excepting clause (ii) thereof.

Background - Description of Centre Solutions

Centre Solutions, an insurance company domiciled in Bermuda, is part of a group of nine insurance companies and two holding companies which provide customized finite risk reinsurance, insurance and risk management products, including structured finance products. Three of Centre Solutions' indirect wholly-owned insurance subsidiaries and its two holding companies are domiciled in a state in the United States. Its other five indirect wholly-owned insurance subsidiaries are domiciled in Bermuda or Ireland. In addition to Centre Solutions, this request for no-action relief pertains to four of its five indirect wholly-owned subsidiaries (the "Foreign Insurance Subsidiaries").[2]

Three of Centre Solutions' subsidiaries provide insurance products to corporate clients, among others, in the United States and are domiciled, licensed and regulated in various states of the United States: Centre Life Insurance Company, a Massachusetts domiciled company ("Centre Life"); ZC Specialty Insurance Company, a Texas domiciled company ("ZCSIC"); and Centre Insurance Company, a Delaware domiciled company ("CIC"). Centre Life is licensed as an insurance company in Massachusetts, the District of Columbia and all other states of the United States and underwrites life and health insurance and reinsurance contracts. ZCSIC is licensed as an insurance company in Texas and transacts business on an excess and surplus lines basis in accordance with applicable law. CIC is licensed as an insurance company in Delaware, the District

[2] In addition to Centre Solutions, the following table sets forth the name, jurisdiction of organization and categorization for Rule 13d-1 purposes (as if domiciled in the United States) of each Foreign Insurance Subsidiary for which relief is requested.

Name	Jurisdiction of Organization	Categorization
Centre Solutions (Bermuda) Limited	Bermuda	Insurance Company
Centre Reinsurance Limited	Bermuda	Insurance Company
Centre Solutions (Asia) Limited	Bermuda	Insurance Company
Centre Insurance International Company	Ireland	Insurance Company
Centre Solutions (U.S.) Limited	Bermuda	Insurance Company

of Columbia and all other states of the United States and underwrites non-life insurance and reinsurance contracts.

Bermuda Operations and Regulation

Centre Solutions and three insurance subsidiaries are domiciled in Bermuda. The following summarizes the Bermuda operations and regulation of such Bermuda-domiciled companies. We are not Bermuda lawyers and accordingly the discussion of the Bermuda insurance regulatory regime in the following summary is based on advice from Bermuda counsel.

Centre Solutions and its three Bermuda-domiciled subsidiaries are subject to extensive insurance regulation under Bermuda law. The entities are governed by the Insurance Act 1978, as amended, and related regulations of Bermuda (the "Insurance Act"), which is administered by the Bermuda Supervisor of Insurance (the "Supervisor"). To be authorized pursuant to the Insurance Act, a company must show that it is a fit and proper body to be engaged in the insurance business and has, or has available to it, adequate knowledge and expertise. Under the Insurance Act, insurance business includes reinsurance business. Once licensed, a company is subject to the powers of the Supervisor to supervise, investigate and intervene in the affairs of insurance companies. Among other things, the Insurance Act (a) requires companies to file annual statutory financial statements and statutory financial returns which are audited by an independent auditor; (b) requires companies to comply with certain solvency and liquidity standards and, in this respect, restricts the amount of dividends that can be distributed to stockholders; (c) establishes standards relating to whether a particular asset constitutes an "admitted asset" and/or a "relevant asset" for balance sheet and liquidity purposes, respectively; and (d) sets forth underwriting limits. In addition, the Bermuda Monetary Authority must approve any change of control or acquisition of an insurer.

Bermuda counsel has advised us that Centre Solutions is registered to write unrelated third party business and therefore is required to support its annual filing of statutory statements with an opinion of a loss reserve specialist approved by the Supervisor. Finally, in addition to the powers of the Supervisor discussed above, the Supervisor may require certain information from an insurer (or certain other persons) to be produced to him and may assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda.

Irish Operations and Regulation

Centre Solutions' other indirectly-owned insurance underwriting subsidiary is domiciled in Ireland. The following summarizes the Irish operations and regulation of such Irish-domiciled subsidiary. We are not Irish lawyers and accordingly the discussion of the Irish insurance regulatory regime in the following summary is based on advice from Irish counsel.

Centre Solutions' Irish-domiciled insurance subsidiary is subject to extensive insurance regulation under Irish law. This entity is authorized and supervised by the Insurance Division of the Department of Enterprise, Trade and Employment (the "DETE") acting under the authority of the Minister of State for Science, Technology and Commerce. The authorization and supervision of insurance companies are carried out by the DETE pursuant to the Insurance Acts, 1909-2000 (Ireland) together with various statutory instruments, some of which transpose various EU Directives into Irish law (together the "Insurance Acts"). To be authorized pursuant to the Insurance Acts, a company must show that it has sufficient capital, that it has the necessary expertise to write insurance and that it has a viable business plan. Following authorization, an insurance company is supervised by the DETE through a process of on-going monitoring. The Insurance Acts together with guidelines issued by the DETE: (a) require insurance companies to file with the DETE annual audited financial statements which give a true and fair view of the insurer's financial position; (b) contain detailed rules in relation to the calculation and maintenance of adequate technical reserves, minimum solvency margins and a guarantee fund; (c) empower the DETE to issue directions to an insurance company to prohibit the free disposal of assets, to suspend the taking on of new business, to furnish deposits or to take such other measures as may be specified in circumstances where the DETE determines that the financial position of that insurance company is unsatisfactory; (d) contain detailed provisions in relation to the adoption by insurance companies of an appropriate asset management policy and restrict the use of derivative instruments in connection with assets covering its technical reserves; (e) require every insurance company to appoint a compliance officer; (f) require insurance companies to advise the DETE of material transactions with related parties; and (g) require insurance companies to seek the approval of DETE to any changes in qualifying holdings and statutory officers. In addition, the DETE usually authorizes insurance companies on the basis that they file quarterly management accounts for the first three years of their operations and often conditions authorization of insurance companies on the basis that they do not make any dividend payments within a prescribed period without the approval of the DETE.

Centre Solutions' Irish-domiciled insurance subsidiary is authorized by the DETE to carry on non-life insurance business in Ireland. In addition to the requirements set out above, non-life insurance companies are also required to file actuarial certifications of their technical reserves with the DETE on an annual basis. Finally, the DETE has extensive powers to require insurance companies to supply it with such information as it may request and has responsibility for the prudential supervision of insurance companies with head offices in Ireland and of Irish branches of companies with head offices outside the European Economic Area.

Based on the forgoing summaries of the Bermuda and Irish regulatory regimes for insurance companies, our discussion with Centre Solutions' outside legal counsel and our survey of pertinent laws in the United States, we believe that Centre Solutions and each of the Foreign Insurance Subsidiaries are subject to regulatory regimes comparable to the United States regulatory regimes applicable to corresponding United States entities.

Request

Centre Solutions and the Foreign Insurance Subsidiaries engage in activities which, if performed in the United States, would require them each to be licensed and regulated as an insurance company under the laws of a state of the United States and, therefore, each would be an "insurance company" under Section 3(a)(19) of the Exchange Act. In the ordinary course of their businesses, Centre Solutions and the Foreign Insurance Subsidiaries become the beneficial owners of Registered Securities. In other circumstances in the ordinary course of their businesses, Centre Solutions and the Foreign Insurance Subsidiaries become the pledgees of equity securities pursuant to *bona fide* written pledge agreements and such securities may be Registered Securities (i.e., securities of a class which is registered pursuant to Section 12 of the Exchange Act). In either such case, Centre Solutions and the Foreign Insurance Subsidiaries could be deemed, pursuant to the rules and regulations promulgated by the Commission under Section 13 of the Exchange Act, to have beneficial ownership of such securities.

Centre Solutions and the Foreign Insurance Subsidiaries may not report beneficial ownership on Schedule 13G as qualified institutional investors because they do not meet the qualifications under Rule 13d-1(b)(1)(ii) in that they are not domiciled in the United States. Likewise, when they are a pledgee of Registered Securities, they must report beneficial ownership of such pledged securities because they are not qualified institutional investors and, therefore, do not meet the qualifications under Rule 13d-3(d)(3). In either such case, Centre Solutions and the Foreign Insurance Subsidiaries must instead report on Schedule 13D pursuant to Rule 13d-1(a) or as passive investors on Schedule 13G pursuant to Rule 13d-1(c).

For the reasons set forth below, Centre Solutions respectfully requests that the Division indicate it would not recommend that the Commission take enforcement action if Centre Solutions and the Foreign Insurance Subsidiaries: (a) report beneficial ownership of Registered Securities as required by the rules under Section 13(d) of the Exchange Act, as qualified institutional investors on Schedule 13G rather than as passive investors on Schedule 13G or otherwise on Schedule 13D; and (b) rely upon Rule 13d-3(d)(3) and not be deemed the beneficial owners of equity securities of which they are the pledgees in the ordinary course of their businesses, assuming compliance with all the provisions of such rule excepting clause (ii) thereof.

Discussion - Basis for No-Action Relief

Qualified Institutional Investor Pursuant to Rule 13d-1(b)(1)

Recognizing the burdensome nature of compliance with the disclosure requirements of Schedule 13D, the Commission amended Rule 13d-1 to allow the use of Schedule 13G by certain investors.[3] Pursuant to these amendments, many foreign institutions may report beneficial ownership on Schedule 13G as passive investors under Rule 13d-1(c). The amendments did not, however, allow foreign investors who might otherwise qualify to file on Schedule 13G to file as qualified institutional investors. Filing as a passive investor is more burdensome than filing as a qualified institutional investor. While qualified institutional investors may report beneficial ownership on Schedule 13G on a yearly basis, passive investors must report on Schedule 13G within 10 days after the relevant Registered Securities acquisition. In addition, passive investors must report on Schedule 13D when beneficial ownership of a class of Registered Securities exceeds 20%, and are subject to a 10-day "cooling-off" period after the filing of such Schedule 13D, during which they cannot exercise voting rights over the affected Registered Securities and cannot acquire additional securities of the same class.

The Commission made Schedule 13G filing available for qualified institutional investors in 1978 after determining that the burdens of the detailed and frequent disclosure required by Schedule 13D are disproportionate to the benefits afforded by such disclosure.[4] The Commission did not extend the right to file on Schedule 13G under Rule 13d-1(b) to foreign investors due to the Commission's concern that it might encounter "substantial enforcement difficulties" in ensuring that foreign

3 *See* Exchange Act Release No. 39538 (Jan. 12, 1998); Exchange Act Release No. 26598 (Mar. 6, 1989); Exchange Act Release No. 14692 (Apr. 21, 1978); Exchange Act Release No. 13291 (Feb. 24, 1977); and Exchange Act Release No. 11616 (Aug. 25, 1975).

4 *See* Exchange Act Release No. 14692 (Apr. 21, 1978).

institutions would provide the Commission with the information that they would be required to provide if filing on Schedule 13D. The Commission has stated, however, that it would entertain applications for exemptive orders submitted by foreign investors requesting to report Registered Securities acquisitions as qualified institutional investors so long as the acquisitions are in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer of the Registered Securities, nor in connection with or as a participant in any transaction having such purpose or effect.[5] The 1998 amendments to Rule 13d-1 did not expand the list of qualified institutional investors to allow foreign institutions to qualify by right. Instead, the Commission adopted the Rule 13d-1(c) passive investor provisions, and stated that "any foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the Staff under current practices."[6] This request is submitted on that basis.

The Commission's reasons for precluding foreign institutions from filing on Schedule 13G as qualified institutional investors are not present with respect to Centre Solutions and the Foreign Insurance Subsidiaries. If Centre Solutions and the Foreign Insurance Subsidiaries conducted their businesses in the United States, each would be required to be licensed and regulated as an insurance company under the laws of a state of the United States and, therefore, would be an "insurance company" under Section 3(a)(19) of the Exchange Act and eligible to file under Rule 13d-1(b)(1)(ii). In addition, as insurance companies in Bermuda or Ireland, Centre Solutions and the Foreign Insurance Subsidiaries are subject to well-developed and comprehensive regulatory schemes. In addition, Centre Life, ZCSIC and CIC, indirect wholly-owned subsidiaries of Centre Solutions, are domiciled and regulated in states of the United States. Consequently, Centre Solutions believes that the Commission would not encounter substantial "enforcement difficulties" should it desire information that would be required to be furnished in responding to the disclosure requirements of Schedule 13D.

Notwithstanding the foregoing, to alleviate any residual concern that the Commission may have in this regard, Centre Solutions has requested that we advise the Staff that upon receipt of the relief requested, Centre Solutions agrees to furnish or make available to the Staff, upon request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to Centre Solutions and the Foreign Insurance

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5 *See* Exchange Act Release No. 14692 (Apr. 21, 1978).

6 *See* Exchange Act Release No. 39538 (Jan. 12, 1998).

Subsidiaries, along with any supporting material or documents necessary to verify the accuracy of such information.

Pledgee Exception Pursuant to Rule 13d-3(d)(3)

Rule 13d-3(d)(3) provides that a person qualified to file Schedule 13G as a qualified institutional investor who, in the ordinary course of business, is a pledgee of securities under a *bona fide* written pledge agreement, which was not entered into with the purpose or with the effect of changing or influencing the control of the issuer, nor in connection with any transaction having such purpose or effect, shall not be deemed to be the beneficial owner of such pledged securities in the event of default, until the pledgee has taken all formal steps required to declare such default and determines that the power to vote or direct the vote or to dispose or direct the disposition of such pledged securities will be exercised.[7] The availability of relief afforded to pledgees under Rule 13d-3(d)(3) is conditioned upon the absence of provisions in the pledge or security agreement that would grant the pledgee the power to vote or direct the vote or to dispose or direct the disposition of the pledged securities prior to default.

In the ordinary course of their businesses, Centre Solutions and the Foreign Insurance Subsidiaries become the beneficial owners of Registered Securities. In other circumstances in the ordinary course of their businesses, Centre Solutions and the Foreign Insurance Subsidiaries become the pledgees of equity securities pursuant to *bona fide* written pledge agreements. These securities may be Registered Securities (i.e., securities of a class which is registered pursuant to Section 12 of the Exchange Act). Rule 13d-3(d)(3) states that qualified institutional investors shall not be deemed to be beneficial owners of such pledged securities if the requirements of Rule 13d-3(d)(3) are met. In certain circumstances, Centre Solutions and the Foreign Insurance Subsidiaries meet all requirements of such rule but, in the absence of a determination that they are qualified institutional investors, are nonetheless deemed to be the beneficial owners thereof and must report accordingly.

Centre Solutions and the Foreign Insurance Subsidiaries are aware that the other substantive provisions of Rule 13d-3(d)(3) require that: (a) any such pledge is pursuant to a *bona fide* written pledge agreement that was not entered into with the purpose or effect of changing or influencing the control of the issuer nor in connection with any transaction having such purpose or effect; (b) the pledge agreement, prior to default, does not grant Centre Solutions or the Foreign Insurance Subsidiaries, as the case may be, the power to vote or to direct the vote of the pledged securities or

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7 *See* Exchange Act Release No. 14692 (Apr. 21, 1978).

the power to dispose or direct the disposition of the pledged securities; and (c) Centre Solutions or the Foreign Insurance Subsidiaries, as the case may be, has not taken all formal steps necessary which are required to declare a default and has not determined that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised.

We are of the view that, to the extent that the relief requested above to permit Centre Solutions and the Foreign Insurance Subsidiaries to report as qualified institutional investors on Schedule 13G is granted, Centre Solutions and each of the Foreign Insurance Subsidiaries ought to be permitted to avail itself of the exception in Rule 13d-3(d)(3) in that the policy reasons favoring the grant of relief requested above are applicable to the availability of the exemption under Rule 13d-3(d)(3).

Conclusion

The grant of relief with regard to Centre Solutions and the Foreign Insurance Subsidiaries reporting beneficial ownership of more than 5% of a class of Registered Securities as qualified institutional investors under Rule 13d-1(b)(1) would not be inconsistent with the relief granted in the following instances: Deutsche Bank AG (pub. avail. Feb. 14, 2002); Carter Allen International Limited (pub. avail. Mar. 7, 2001); Fidelity International Limited (pub. avail. Oct. 5, 2000); Manulife Finance Corporation (pub. avail. Oct. 2, 2000); MacKenzie Funds (pub. avail. Nov. 25, 1998); Maple Partners Financial Group (pub. avail. Oct. 21, 1998); Bank of Montreal (pub. avail. Sept. 11, 1998); Royal Bank of Canada (pub. avail. Mar. 18, 1998); Swiss Bank Corporation (pub. avail. Jan. 17, 1997); Deutsche Bank AG (pub. avail. Apr. 9, 1996); Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995); Merrill Lynch & Co., Inc. (pub. avail. Nov. 24, 1993); PaineWebber International (U.K.) Ltd. (pub. avail. Dec. 16, 1992); Invesco MIM plc (pub. avail. Sept. 17, 1992); The AXA Group (pub. avail. Jul. 31, 1992); CS Holding (pub. avail. Jan. 16, 1992); Prudential Corporation plc (pub. avail. Jul. 5, 1991); B.A.T. Industries plc (pub. avail. Nov. 26, 1990); Royal Insurance Company of Canada (pub. avail. Apr. 30, 1990); Mutual Life Assurance Company (pub. avail. Aug. 15, 1986); Confederation Life Ins. Co. (pub. avail. Apr. 15, 1984); Swiss Reinsurance Company (pub. avail. Nov. 15, 1979); and Deltec Panamerica, S.A. (pub. avail. Sept. 24, 1979). Centre Solutions and the Foreign Insurance Subsidiaries recognize that Schedule 13G would not be available (and that a filing on Schedule 13D would be required) in those instances in which Centre Solutions and the Foreign Insurance Subsidiaries directly or indirectly acquire beneficial ownership of more than 5% of a class of Registered Securities with the purpose or the effect of changing or influencing the control of the issuer thereof or in connection with, or as a participant in, any transaction having such purposes or effect.

While our research does not disclose any no-action letters which directly address the grant of relief with regard to the availability of the exemption from beneficial ownership under Rule 13d-3(d)(3), we believe that the grant of such relief would not be inconsistent with the Commission's concern that information regarding a change of or influence upon control of an issuer is disclosed at a point sufficiently far in advance to be of value to investors.[8]

Pursuant to Release No. 33-6269 (Dec. 5, 1980), one original and seven copies of this request are enclosed. We request the opportunity to speak with the Staff in the event the Staff proposes to withhold, or limit the scope of, the no-action relief requested herein. Should you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact the undersigned at 65-6230-3901.

Very truly yours,

Edward D. Eddy, III
Sidley Austin Brown & Wood LLP

SG1 13398v7

8 *See* Exchange Act Release No. 14692 (Apr. 21, 1978).